UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the Fiscal year ended December 31, 2023

Cabbacis Inc

(Exact name of issuer as specified in its charter)

Nevada	93-2432982
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

3193 Buffalo Avenue, Unit 1

Niagara Falls, NY 14303
(Full mailing address of principal executive offices)

(716) 320-5525

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” “draft”, “initial”, “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular filed with the Securities & Exchange Commission on October 20, 2023, as modified by any Supplements and Amendments thereto. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

Cabbacis Inc was incorporated in the State of Nevada on July 7, 2023 and operates through its wholly-owned subsidiary, Cabbacis LLC, a New York limited liability company organized on January 13, 2021 (“Cabbacis LLC”). Unless otherwise indicated, references to the “Company” “we” “us” and “our” refer to Cabbacis Inc, which includes Cabbacis LLC.

Cabbacis LLC is a federally-licensed tobacco product manufacturer and plant biotechnology company committed to developing and commercializing consumer acceptable Modified Risk Tobacco Products (MRTPs), which are expected to help smokers smoke fewer cigarettes and/or facilitate switching to less harmful tobacco products. Cabbacis LLC, a development stage company, has not commercialized its products and is currently developing consumer products under the brand, iBlend™. The Company’s two types of products in development are cigarettes and vaporizer pods for oral electronic vaporizers. The Company’s cigarettes and vaporizer pods in development include reduced-tobacco that contains about 90 to 95 percent less nicotine than that of leading U.S. brands and hemp, which contains less than 0.3 percent THC.

On August 30, 2023, Cabbacis Inc entered into a Share Exchange Agreement with Cabbacis LLC, in which Cabbacis Inc issued an aggregate of 5,400,000 shares of Common Stock and 600,000 shares of Series A Preferred Stock to the members of Cabbacis LLC in exchange for 100% membership interest in Cabbacis LLC (the “Share Exchange”). Before the Share Exchange, Cabbacis LLC wholly-owned Cabbacis Inc, and following the Share Exchange, Cabbacis LLC became a wholly-owned subsidiary of Cabbacis Inc. Holders of Common Stock in Cabbacis Inc are entitled to one vote per share, and holders of Series A Preferred Stock in Cabbacis Inc are entitled to 20 votes per share. The Share Exchange has been accounted for as a recapitalization.

Cabbacis LLC owns a worldwide patent portfolio including 32 issued patents and various pending patent applications across the United States, Europe, China, Japan, South Korea, Indonesia, Canada, Australia, New Zealand, Mexico, Brazil and other countries. The Cabbacis LLC patents and patent applications for cigarettes and vaporizer pods comprising blends of reduced-nicotine tobacco and hemp are issued or pending in countries that comprise nearly two-thirds of the world’s population, and therefore include a significant portion of the world’s more than one billion cigarette smokers.1

The U.S. Securities and Exchange Commission (the “SEC”) qualified the Company’s stock offering pursuant to Regulation A (Tier 2) on November 13, 2023 in which the sale of up to 2.5 million shares of Common Stock of Cabbacis Inc could be sold to investors at $2.00 per share (the “Offering”) over the following year from the SEC qualification date. The Company closed the first tranche of Offering on April 2, 2024 in which 605,500 shares of the Company’s common stock were subscribed to by investors for gross proceeds to the Company of $1,211,000. Accordingly, the Company can raise up to $3,789,000 of additional equity until November 13, 2024.

Unmet Need

According to the Centers of Disease Control and Prevention (CDC), there are about 28 million adult cigarette smokers in the United States. The most harmful way to consume nicotine, cigarette smoking, is responsible for the vast majority of the harm caused by tobacco use. Cigarette smoking is the leading cause of preventable disease, disability and death in the United States, according to the CDC, and is one of the world’s leading preventable causes of death and a major preventable risk factor of noncommunicable diseases like cancer, lung and heart diseases, according to the World Health Organization (WHO). The WHO reports that tobacco kills more than 8 million people each year worldwide. The CDC found that about half of adult cigarette smokers in the U.S. attempt to quit each year, but only about 7.5 percent are successful. Tobacco products that facilitate smoking less and/or switching to less harmful products that smokers still enjoy will fulfill a large unmet need among smokers who cannot or will not quit tobacco and want to reduce their exposure.

[1]	https://www.who.int/news-room/fact-sheets/detail/tobacco#:~:text=Around%2080%25%20of%20the%20world’s,men%20and%207.8%25%20of%20women

Addressable Market and Competitors

The global, annual tobacco product market at retail is estimated at more than $850 billion2 which includes the approximate $75 billion plus domestic market, according to Grand View Research. Cigarettes account for approximately 85 to 90 percent of the tobacco market in both the United States and the world. According to Research and Markets, the annual global “smoking cessation and nicotine de-addiction product market,” which includes e-cigarettes, is more than $28 billion and is expected to rapidly increase through 2030.3

Major international cigarette competitors include Philip Morris International, China National Tobacco Corporation, British American Tobacco, Japan Tobacco International and Imperial Brands. Domestic cigarette competitors include Philip Morris USA, Reynolds American, ITG Brands and Vector Group Ltd. There are also many regional and local tobacco companies around the world including in the United States. 22nd Century Group, infinitesimally smaller than the above companies, is the only known company that currently markets a tobacco cigarette with at least 95 percent less nicotine (VLN®) content than the leading U.S. brands. Various other reduced-nicotine cigarettes such as Philip Morris’ Next brand and Vector Tobacco’s QUEST 3 brand have been sold but are not currently in the market. None of these cigarettes contained any hemp, which differentiates the Cabbacis products.

iBlend™ Products in Development and their Competitive Advantages

Primary applications of the Company’s patented reduced-nicotine cigarettes and vaporizer pods in development are to assist smokers of highly-addictive conventional cigarettes to smoke less and/or transition to less harmful tobacco or nicotine products. We intend to use the iBlend™ trademark for both products. A potential application is to assist co-users of tobacco smoking/vaping and marijuana smoking/vaping who require treatment for marijuana use disorder.

Dozens of research studies have been carried out on reduced-nicotine cigarettes without hemp that contain at least 95 percent less nicotine than leading U.S. brands. These study results demonstrate that reduced-nicotine cigarettes extinguish the reinforcing effects of conventional cigarettes and that subjects using reduced-nicotine cigarettes smoked fewer cigarettes per day, reduced their nicotine dependence and exposure, doubled their quit attempts and/or increased their number of smoke-free days. For example, see, Effect of Immediate vs Gradual Reduction in Nicotine Content of Cigarettes on Biomarkers of Smoke Exposure - A Randomized Clinical Trial, JAMA. 2018;4;320(9):880-8914 and Randomized Trial of Reduced-Nicotine Standards for Cigarettes, N Engl J Med 2015; 373:1340-1349.5

The Company’s competitive advantage is that its patented cigarettes and vaporizer pods in development contain blends of reduced-nicotine tobacco and hemp, as compared to just reduced-nicotine tobacco. We believe the presence of hemp in iBlend™ cigarettes will increase acceptability and effectiveness of our reduced-nicotine cigarettes compared to reduced-nicotine cigarettes without hemp, whether the smoker’s goal is to smoke less or transition to less harmful products. We also believe increasing product acceptability of reduced-nicotine cigarettes increases the likelihood that a smoker exclusively uses reduced-nicotine cigarettes for a sufficient period of time (and refrains from smoking highly-addictive conventional cigarettes) in order to reduce smoking and/or transition to a less harmful noncombustible product or quit tobacco and nicotine products altogether.

We believe adding hemp to reduced-nicotine cigarettes will improve their effectiveness, as compared to reduced-nicotine cigarettes without hemp, because we believe that non-THC cannabinoids such as CBD and CBG will further reduce withdrawal symptoms and/or cravings for highly-addictive conventional cigarettes. These features of the Company’s iBlend™ cigarettes are expected to better assist in smoking less and/or transitioning to less harmful tobacco products. Studies will be carried out with iBlend™ cigarettes to confirm improved acceptability and/or improved withdrawal relief from abstaining from highly-addictive conventional cigarettes.

[2]	https://www.grandviewresearch.com/industry-analysis/tobacco-market
[3]	https://www.researchandmarkets.com/reports/4968933/global-smoking-cessation-and-nicotine-de-addiction
[4]	https://pubmed.ncbi.nlm.nih.gov/30193275/
[5]	https://www.nejm.org/doi/full/10.1056/NEJMsa1502403

Premarket Tobacco Product Applications (PMTAs)

Before sales of the Company’s iBlend™ cigarettes may commence in the United States, we must file a PMTA with the FDA for our iBlend™ cigarette brand and receive marketing authorization from the FDA Center for Tobacco Products. The same but separate procedure must also be done for our iBlend™ vaporizer pods.

As outlined by the FDA, “A Premarket Tobacco Product Application (PMTA) can be submitted by any person for any new tobacco product seeking an FDA marketing order, under section 910(b) of the Federal Food, Drug, and Cosmetic (FD&C) Act. A PMTA must provide scientific data that demonstrates a product is appropriate for the protection of public health. In order to reach such a decision and to authorize marketing, FDA considers (per section 910(c)(4)), among other things:

●	Risks and benefits to the population as a whole, including people who would use the proposed new tobacco product as well as nonusers;

●	Whether people who currently use any tobacco product would be more or less likely to stop using such products if the proposed new tobacco product were available;

●	Whether people who currently do not use any tobacco products would be more or less likely to begin using tobacco products if the new product were available; and

●	The methods, facilities, and controls used to manufacture, process, and pack the new tobacco product.

What Is the Final PMTA Rule? In 2021, FDA finalized a final PMTA rule that describes the required content, format and review of PMTAs. For FDA to complete a substantive review of a PMTA, the application must include the information described in the final rule.”6

The Company anticipates filing a PMTA for its iBlend™ cigarettes in the first quarter of 2025. Unrelated to us, the FDA has previously authorized two PMTAs for reduced nicotine cigarettes (one non-menthol and one menthol of the same brand, VLN®). The timing for filing a PMTA for our iBlend™ vaporizer pods will depend on whether we (i) partner with a vaporizer manufacturer, other tobacco company, or other third party, (ii) obtain rights to our own vaporizer brand through a private label or joint venture agreement, or (iii) market our vaporizer pods for certain types of vaporizers without the formal relationships of (i) and (ii) above.

Upon the Company obtaining FDA authorization from its PMTA for its iBlend™ reduced-nicotine tobacco cigarette containing hemp, the brand will be relevant and differentiated among any other reduced-nicotine tobacco cigarettes sold in the United States due to blends of reduced-nicotine tobacco and hemp which are covered by claims in our patents.

FDA Announced Nicotine Cap

The Tobacco Control Act, enacted in 2009, granted the U.S. Food and Drug Administration (FDA) the authority to regulate all tobacco products. The FDA announced on June 21, 2022 that it plans to establish a rule to limit the nicotine content of all combustible tobacco cigarettes sold in the United States. The result would be that all cigarette brands must undergo a drastic nicotine reduction of approximately 95% to render all legal cigarettes minimally or non-addictive.

On February 28, 2024, Brian King, MPH, Ph.D., director of the FDA Center for Tobacco Products, released the article titled, “FROM A GLOBAL PERSPECTIVE” pertaining to tobacco control efforts, which included, “We’re also working to introduce rulemaking to limit the amount of nicotine in cigarettes and certain other combustible tobacco products. If implemented, the rule would have a profound impact on the public health of the country. Nicotine is highly addictive, and so if we were able to set a cap that would make those products either nonaddictive or minimally addictive, it would be an important tool to advance both prevention and cessation.”7

If the FDA finalizes and successfully implements this rule for “Reducing the addictiveness of cigarettes and other combusted tobacco products,” iBlend™ cigarettes, upon FDA authorization, could have much greater market potential in the United States, as cigarette smokers at that point could only choose from among reduced-nicotine cigarette brands. Upon such rule being implemented in the U.S. market, we believe a large percentage of conventional cigarette smokers would likely migrate to different tobacco-product categories with full-strength nicotine levels such as electronic cigarettes and oral electronic vaporizers.

[6]	https://www.fda.gov/tobacco-products/market-and-distribute-tobacco-product/premarket-tobacco-product-applications
[7]	https://www.fda.gov/international-programs/global-perspective/fdas-engagement-global-tobacco-control-and-prevention-efforts

Intellectual Property

Our international patent portfolio includes two significant patent families, 32 issued patents, and many pending patent applications across the United States, Europe, China, Japan, South Korea, Indonesia, Canada, Australia, New Zealand, Mexico, Brazil and other countries. One patent family covers cigarettes comprising blends of reduced-nicotine tobacco and hemp, and the second covers vaporizer pods (for oral electronic vaporizers) comprising blends of reduced-nicotine tobacco and hemp. These patented products in development are primarily for assisting in smoking less and/or facilitating smokers to switch to less harmful, smoke-free products such as the IQOS® tobacco heating product (i.e., vaporizer) or VUSE® e-cigarettes.

Cabbacis LLC has been granted 4 United States patents that cover cigarettes and vaporizer pods containing blends of reduced-nicotine tobacco and hemp: 10,878,717, 11,017,689, 10,777,091 and 10,973,255. Two other U.S. patents have been granted to Cabbacis LLC for other tobacco products. Although counted as only 1 of the 32 issued patents granted to Cabbacis LLC, European Patent No. EP4027814 issued on July 19, 2023 for our vaporizer pods is valid in Austria, Belgium, Bulgaria, Denmark, Estonia, Finland, France, Germany, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovenia, Spain, Sweden, Switzerland and the United Kingdom. We believe our products in development are patented in the most important tobacco markets in the world including the United States, Europe and China. The Company’s worldwide patents all expire approximately between July 2038 and September 2040.

Mr. Pandolfino, our CEO and the inventor of all Company-owned patents and patent applications, assigned all such patents and patent applications on a worldwide basis to Cabbacis LLC on January 14, 2021. This patent assignment was recorded at the United States Patent and Trademark Office (USPTO) on January 21, 2021 on Reel/frame 054983/0681. Sughrue Mion, PLLC filed this assignment at the USPTO and has filed and prosecuted all patent applications since 2018. Cabbacis LLC has engaged a separate annuity company to process and pay patent annuities on behalf of the Company.

The Company owns multiple U.S. federal trademark registrations and applications and foreign trademark registrations and applications, including the following marks referred to in this Report: “iBlend™,” “Cabbacis®” and our Company design logo which appears on the first page of this Report. All other trademarks or trade names referred to in this Report are the property of their respective owners.

Modified Risk Tobacco Products

Upon positive and sufficient data generated by the Company and/or independent researchers from studies, the Company plans to file a Modified Risk Tobacco Product (MRTP) application with the FDA first for its iBlend™ cigarettes and subsequently file a MRTP for its iBlend™ vaporizer pods. Independent researchers in the tobacco research space are generally eager to perform studies on potential MRTPs, and the Company believes this may be even more the case for our iBlend™ cigarettes since they are differentiated from other tobacco products by containing hemp.

The timing of such Company MRTP filings and the subsequent final decisions by the FDA of whether or not to grant a MRTP designation for either of our products in development is uncertain at this time and depends on many factors, including the timing and results of iBlend™ studies, the timing and potential market authorizations from our Premarket Tobacco Product Applications (PMTAs), and whether or not the FDA proceeds with a rule to limit the nicotine content of all combustible tobacco cigarettes sold in the United States. In any event, the Company does not anticipate filing any MRTP applications before 2026. In December 2021, unrelated to the Company, the FDA authorized two reduced-nicotine cigarettes (one non-menthol and one menthol of the same brand, VLN®) as MRTPs. Commercial distribution in the United States commenced shortly thereafter.

Our CEO and VP of Research & Development, in their prior employment as CEO and VP of Research & Development of 22nd Century Group, Inc, have supplied various researchers with reduced-nicotine cigarettes for more than ten years directly and indirectly through the Nicotine Research Cigarette project of the National Institute on Drug Abuse (NIDA). These cigarettes include SPECTRUM® research cigarettes, which were designed by Mr. Pandolfino and Dr. Moynihan and are still purchased by NIDA. The Company believes the results of studies using SPECTRUM® and other cigarettes comprising reduced-nicotine tobacco such as Vector Tobacco’s QUEST 3 brand have provided the scientific basis for the FDA’s proposed rule to reduce the addictiveness of cigarettes discussed above. SPECTRUM® research cigarettes are produced and owned by 22nd Century Group, Inc, which is unrelated to the Company.

As outlined by the FDA, “A Modified Risk Tobacco Product (MRTP) application can be submitted by any person for a proposed MRTP seeking an FDA modified risk order, under section 911 of the Federal Food, Drug, and Cosmetic (FD&C) Act. An order permitting the sale of an MRTP refers to a single specific product, not an entire class of tobacco products (e.g., all smokeless products). An MRTP application must demonstrate that the product will or is expected to benefit the health of the population as a whole.

By law, FDA must make MRTP applications available (except information regarding trade secrets or otherwise confidential, commercial information) for public comment and also refer MRTP applications to the Tobacco Product Scientific Advisory Committee (TPSAC).

In order to reach a decision to authorize marketing of a proposed MRTP, the FDA must consider under section 911(g)(4) of the Federal Food, Drug, and Cosmetic (FD&C) Act:

●	the relative health risks to individuals of the tobacco product that is the subject of the application;

●	the increased or decreased likelihood that existing users of tobacco products who would otherwise stop using such products will switch to the tobacco product that is the subject of the application;

●	the increased or decreased likelihood that persons who do not use tobacco products will start using the tobacco product that is the subject of the application;

●	the risks and benefits to persons from the use of the tobacco product that is the subject of the application as compared to the use of products for smoking cessation approved as medical products to treat nicotine dependence; and

●	comments, data, and information submitted by interested persons.”

Government Regulations

There are various laws, regulations, rules and administrative practices in both the legal tobacco and hemp industries. As a (i) federally-licensed tobacco product manufacturer (Permit number TP-NY-20006 from the Alcohol and Tax and Trade Bureau (TTB) – a bureau under the U.S. Department of the Treasury), (ii) licensed New York State cigarette stamping agent, (iii) licensed New York State distributor of tobacco products (iv) and New York State licensed hemp grower, we are subject to various federal, state and local laws, regulations, rules and administrative practices affecting these licenses and our business and industry, and we must comply with all such laws, regulations, rules and administrative practices. This includes filing various monthly and bi-monthly activity reports with federal and state authorities. We will also be required to comply with all laws, regulations, rules and administrative practices of governmental authorities and agencies in any jurisdiction which we will conduct activities in the future.

Product Development

We are carrying out product development activities for our iBlend™ cigarettes and iBlend™ vaporizer pods. See the sections above titled, “Premarket Tobacco Product Applications,” “iBlend™ Products in Development and their Competitive Advantages,” and “Modified Risk Tobacco Products.”

Depending in part on the commercial acceptance and availability of VLN® (a reduced-nicotine cigarette brand unrelated to us and without any hemp, owned by 22nd Century Group, Inc., and the only commercially available tobacco cigarette in the United States with at least 95 percent less nicotine content, as compared to the leading U.S. brands) in the United States over the next six to twelve months from the date hereof, we may also develop and eventually market a reduced-nicotine cigarette, little cigar, and/or vaporizer pod without hemp. We will closely monitor the national availability and commercial acceptance of VLN® and we expect to proceed with a reduced nicotine cigarette without hemp in the United States if either one (or both) of these two criteria for VLN® are lacking. Internationally, the Company will explore opportunities, including partnerships, for product development and commercialization of our reduced-nicotine products (with and without hemp). In addition to our iBlend™ cigarettes and iBlend™ vaporizer pods, the Company is also considering the development of little cigars including hemp.

Sales and Marketing Strategy

We are currently a development stage company. Upon the Company obtaining FDA authorization of its Premarket Tobacco Product Application (PMTA) for its iBlend™ cigarette brand, we intend to commence sales and marketing of iBlend™ in the United States. iBlend™ cigarettes will be sold into the traditional convenience store and smoke shop channels. Licenses are typically required by states and some municipalities for retailers to sell tobacco products. In store displays at these retail locations will be utilized. We also intend to use social media targeting adult smokers to the extent we are permitted to do so. In parallel with these Company efforts, joint venture partners will also be sought out by the Company to assist in these marketing efforts. Out-licensing rights to iBlend™ and/or the Company’s patent rights will also be evaluated. The Company expects to file a PMTA for its iBlend™ vaporizer pods with the FDA subsequently to its PMTA filing for its iBlend™ cigarette brand. Upon the Company obtaining FDA authorization from its PMTA for its iBlend™ vaporizer pods, we intend to commence sales and marketing of iBlend™ vaporizer pods in the United States and utilize a similar strategy as that of our iBlend™ cigarette brand.

Internationally, we intend for distribution efforts for our iBlend™ cigarette brand to commence in the second half of 2024 when our packaging and tobacco-hemp blend for iBlend™ are finalized. Depending on various factors on a country-by-country basis such as each country’s hemp laws and regulations, import duties for tobacco leaf, as compared to finished cigarettes, we expect to either export our tobacco-hemp blends and have a manufacturer produce the products in the same country or jurisdiction where they will be consumed or we expect to export our finished cigarettes. In some countries and jurisdictions, the Company may only be able to sell reduced-nicotine cigarettes without hemp due to the regulatory environment. The Company is identifying and intends to partner with strategic manufacturers, joint venturers, import agents and distributors which the Company believes will add value. Out-licensing our rights to iBlend™ and/or our patents will be important to having international success with our iBlend™ cigarette brand. Similar marketing strategies will be employed abroad as in the United States for iBlend™ where possible, and modifications will be made accordingly for local laws and regulations. As of the date hereof, we do not have any formal agreements regarding the international sales or marketing of our potential products.

Employees

As of the date hereof, we and our operating subsidiary, Cabbacis LLC, have approximately 3 persons working full-time plus part-time persons. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

Description of Property

Our principal executive offices, which includes our manufacturing facility, are located at 3193 Buffalo Avenue, Unit 1, Niagara Falls, New York 14303. We rent this space at the monthly rate of $534, under a two-year lease, which was set to expire on October 31, 2023; however, there are three, separate one-year options. The first one-year option extending the lease was exercised in July 2023. The Company also has a satellite office in Clarence, New York where most of the day-to-day Company activities are carried out.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition, operating results or cash flows. However, lawsuits or any other legal or administrative proceeding, regardless of the outcome, may result in diversion of our resources, including our management’s time and attention.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as our industry generally. These risks are outlined under the heading “Risk Factors” in our Offering Circular (beginning on page 6 and filed with the Securities & Exchange Commission on October 20, 2023), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this Report. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in our other public filings.

Overview

Cabbacis LLC is a federally-licensed tobacco product manufacturer and biotechnology company committed to developing and commercializing consumer acceptable Modified Risk Tobacco Products (MRTPs) that are expected to assist in smoking less, as compared to conventional cigarettes, and facilitate switching smokers to less harmful products. Cabbacis LLC has not commercialized its products and is currently developing consumer products under the iBlend™ brand, which include tobacco containing approximately 90 to 95 percent less nicotine than conventional cigarette tobacco, and low-THC cannabis, commonly known as ‘hemp,’ which under the 2018 Farm Bill must contain no more than 0.3 percent THC. Hemp is not intoxicating. The Company’s two products in development are cigarettes and vaporizer pods for oral electronic vaporizers.

Cabbacis LLC owns a worldwide patent portfolio including thirty-two (32) issued patents and various pending patent applications across the United States, Europe, China, Japan, South Korea, Indonesia, Canada, Australia, New Zealand, Mexico, Brazil and other countries. The Cabbacis LLC patents and patent applications for cigarettes and vaporizer pods (both comprising blends of reduced-nicotine tobacco and hemp) are issued or filed in countries where nearly two-thirds of the world’s one billion plus cigarette smokers reside.

Results of Operations

The following table and discussion present, for the periods indicated, a summary of revenue and expenses. The Company has incurred net losses since inception. Management anticipates this will continue in the immediate future as the Company continues to develop new products and advance its patent portfolio.

Period-to-Period Comparisons

For the Year Ending December 31, 2023 to the Year Ending December 31, 2022

	For the Year Ending December 31, 2023	For the Year Ending December 31, 2022
Revenue	$-	$-

Operating Expenses:
General and administrative	318,687	195,713
Research and development	61,487	23,660
Net Loss from Operations	$(380,174)	$(219,373)

Earnings per share

The Company follows Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 260 “Earnings Per Share” or “EPS” (“FASB ASC 260”); however, since Cabbacis Inc was formed in July 2023 and the Share Exchange occurred on August 30, 2023 (when each Cabbacis LLC membership unit was exchanged for 30,180.04 shares in Cabbacis Inc), EPS calculations for 2023 and 2022 are not included in the Company’s audited financial statements, but for comparison purposes, the Company has calculated EPS for 2023 applying this unit-to-share conversion as of January 1, 2023.

Basic earnings per share calculations are determined by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period, excluding common stock equivalents. Diluted earnings per share calculations are determined by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period plus the weighted average number of dilutive common stock equivalents outstanding for the period, which is determined using the treasury-stock method. For periods with a net loss, dilutive common stock equivalents are excluded from the diluted EPS calculation. The 600,000 shares of Series A Preferred Stock are considered dilutive common stock equivalents. Basic and diluted weighted-average shares outstanding for 2023 is 5,193,792, and basic and diluted EPS is ($0.07). If diluted common stock equivalents were included, weighted average shares outstanding for the year ending December 31, 2023 would be 5,823,964.

Revenue

Total revenue for the year ending December 31, 2023 was $0, consistent with the prior period.

General and Administrative Expenses

General and administrative expenses were $318,687 in 2023, an increase of $122,974, as compared to 2022. The change was driven by increased professional fees pertaining to financial statement audits and the formation of Cabbacis Inc, expenses for an option and material transfer agreement, increased equity-based compensation, employee wages, and quality and regulatory consulting.

Research and Development Expenses

Research and development expenses were $61,487 in 2023, an increase of $37,827, as compared to 2022, due to an increase in: equity-based compensation of its Research & Development Director, patent maintenance fees and product regulatory consulting.

Liquidity and Capital Resources

The Company’s primary source of liquidity has been cash provided by financing activities in the form of member and shareholder contributions. Aside from patent expenditures, the Company’s primary requirements for liquidity are research and development, crop inventory, and professional services. The table and discussion below illustrate the ways the Company measures liquidity.

	December 31, 2023	December 31, 2022
Cash	$701,973	$200,647
Working Capital	$790,989	$257,664

To maintain liquidity and financial flexibility, the Company has adopted a target of maintaining one year of operating cash as of the date the year-end financial statements are available to be issued. The following items are considered when the Company determines the amount needed for one-year’s operating cash: the Company’s current financial condition as of the date its financial statements are available to be issued, conditional and unconditional obligations due or anticipated within one year after the date the financial statements are available to be issued, funds necessary to maintain its operations, including patents and the prosecution of its patent applications, within one year after financial statements are available to be issued, and a reserve for unforeseen events.

Summary of Cash Flows

The following tables and discussion summarize the Company’s cash flows from operating, investing and financing activities for the periods indicated.

Sources and Uses of Cash For the Year Ending December 31, 2023 to the Year Ending December 31, 2022

	For the Year Ending December 31, 2023	For the Year Ending December 31, 2022
Net cash used in operating activities	$(271,282)	$(226,741)
Net cash used in investing activities	(103,758)	(132,111)
Net cash provided by financing activities	876,366	501,006
Net increase in cash	$501,326	$142,154

Cash flows used in operations increased $44,541 in 2023 compared to 2022, primarily related to the increase in research and development expenses and expenses for an option and material transfer agreement. An increase in trademark and domain expenditures netted with a larger decrease in patent acquisition cost in 2023 accounted for the $28,353 decrease of cash flows used in investing activities in 2023 compared to 2022. The $375,360 increase in cash provided by financing activities in 2023 compared to 2022 was the result of an increase in capital contributions, due to the Offering (as defined below).

Contractual Obligations

Manufacturing Space Lease

The Company leases manufacturing space in Niagara Falls, New York. The leased space is an enclosed portion of a larger building. The initial lease term was October 7, 2021 thru October 31, 2023 with three separate one-year options to renew under the same terms. On July 12, 2023, the Company exercised the option to renew the lease for the period November 1, 2023 thru October 31, 2024. As per recently adopted ASC 842, the balance sheet for the year ending December 31, 2023 contains a right of use asset and lease liability pertaining to the lease term. Lease expense for the years ending December 31, 2023 and 2022 totaled $6,408 and $6,408, respectively. Future minimum lease payments as of December 31, 2023, pertaining to the lease renewal period, total $5,340.

Tobacco Production Agreements

Effective March 6, 2023, the Company engaged in a one-year agreement where a tobacco farmer produced and planted tobacco transplants from seed provided by the Company and then harvested reduced-nicotine, flue-cured, tobacco leaf. The total cost to the Company was $48,947 on tobacco accepted by the Company and delivered to the Company. The agreement included all activities from seed to cured leaf. The flue-cured tobacco was delivered in the fourth quarter of 2023.

Effective May 17, 2023, an agreement was entered into with another tobacco farmer for bulking up the seed of the Company’s reduced-nicotine tobacco plant lines for future plantings. The Company paid $2,000 for seed delivered to the Company in the fourth of quarter 2023.

Stock Subscription Agreements of Offering

The U.S. Securities and Exchange Commission (the “SEC”) qualified the Company’s stock offering pursuant to Regulation A (Tier 2) on November 13, 2023 in which the sale of up to 2.5 million shares (par value $0.00001 per share) of Common Stock of Cabbacis Inc could be sold to investors at $2.00 per share (the “Offering”) over the following year from the SEC qualification date. The shares of Common Stock are being offered pursuant to an Offering Circular filed with the SEC on October 20, 2023. The shares of Common Stock will only be issued to purchasers who satisfy the requirements as set forth in Regulation A. The minimum subscription is $25,000; however, the Company may waive the minimum purchase requirement on a case-by-case basis at its sole discretion. The Company started accepting subscriptions in December 2023 and may accept subscriptions until the earliest of: (1) the date on which the Maximum Offering amount has been sold, (2) November 13, 2024 or (3) the date on which this Offering is earlier terminated by the Company in its sole discretion (the “Termination Date”). The Company may elect at any time to close all or any portion of this Offering, on various dates at or prior to the Termination Date, each a “Closing Date.” The subscriber’s subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date, by the Company at its sole discretion.

In the fourth quarter 2023, the Company received $755,500 of capital contributions from investors pertaining to the stock subscription agreements in the Offering, and in 2024, the Company received $455,500 of capital contributions. The Company’s first Closing Date of the Offering was on April 2, 2024 in which 605,500 shares of the Company’s common stock were subscribed to by investors for gross proceeds to the Company of $1,211,000.

Option and Material Transfer Agreement

The Company entered into an Option and Material Transfer Agreement (“Agreement”) with a major university on March 7, 2023 for a novel reduced-nicotine plant line. The Company paid the university a nonrefundable option fee of $15,000 within thirty days of the effective date. The Agreement allows the Company to exercise an option to enter into a royalty-bearing license agreement at any time over the 2-year term, which the Company exercised in January 2024. During the term of the Agreement, the Company is responsible for the payment of all fees and costs of any patent applications that may be filed by the university. The Company incurred patent expenditures of $5,101 during the year ending December 31, 2023 related to such costs. The university has transferred seed of the reduced-nicotine plant line to the Company and the Company provided this seed to a tobacco farmer for the Company’s 2023 tobacco crop. The parties are currently negotiating the terms of the license agreement.

Rose Research Center Engagement

Cabbacis LLC has contracted the Rose Research Center, LLC to carry out a study of reduced-nicotine tobacco cigarettes containing hemp. The Rose Research Center specializes in tobacco research including research on smokers, addiction, smoking cessation, tobacco harm reduction and the use of novel tobacco products. The Rose Research Center is led by Dr. Jed Rose, a co-inventor of the nicotine patch and a leading investigator of reduced-nicotine cigarettes with more than thirty years of experience in the area. The study will compare the effects of inclusion of different proportions of hemp on smokers’ perceptions of the cigarettes and smoking behavior. Cabbacis plans to initiate the clinical portion of the study after consultation with the Center for Tobacco Products of the U.S. Food and Drug Administration (FDA) under an Investigative Tobacco Product submission. Perceptions of the different cigarette types, their effects on smoking withdrawal symptoms, and the amount smoked will be assessed. The results will be used to guide the design of products and future studies. The estimated cost of the study is $300,000. The Company has made a $37,000 initial payment to the Rose Research Center in February 2024.

Off-Balance Sheet Arrangements

None

Taxation and Expenses

After our offering statement was qualified on November 13, 2023, we became a public company and began to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We incur additional annual expenses related to these steps and, among other things, these additional expenses include or may include at a future date, directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees, and similar expenses.

The Company does not expect to generate taxable income and incur tax expense in the immediate future.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our Consolidated Financial Statements, which the Company prepared in accordance with generally accepted accounting principles. The preparation of these Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in NOTE 2 to our audited Consolidated Financial Statements.

Item 3. Directors and Officers

Set forth below is a list of names and ages, as of the date hereof, of our directors and executive officers, and a description of the business experience of each of them. Each director holds his or her office until he or she resigns or is removed and his or her successor is elected and qualified. Our executive officers are elected by, and serve at the discretion of, our Board of Directors. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Joseph Pandolfino	55	Chief Executive Officer and Chairman of the Board
John (Jack) Manley, Jr.	66	Chief Financial Officer and Director
Michael Moynihan, PhD	71	Vice President of Research & Development and Director

Joseph Pandolfino – Chief Executive Officer

Mr. Pandolfino is the founder and Chief Executive Officer of Cabbacis Inc and Cabbacis LLC. He is the inventor of the Company’s patents and leads the strategic direction of Cabbacis. He is also the founder, and was the first CEO of 22nd Century Group, Inc. (Nasdaq: XXII), and led the process of 22nd Century becoming publicly traded in 2011 and the subsequent up-listing to the New York Stock Exchange in 2013. At 22nd Century, he led negotiations to successfully out-license the company’s technology to British American Tobacco. Mr. Pandolfino previously founded and was president of Alternative Cigarettes, Inc (AC), a company that developed the lowest nicotine-content tobacco variety ever commercialized. A plant variety protection (PVP) certificate was granted from the USDA for such tobacco variety, and AC spun out the technology, plant variety rights, and related patent rights to form 22nd Century Limited, a subsidiary of 22nd Century Group, Inc. He has more than 25 years’ experience in all aspects of the tobacco industry, including product development and marketing, and has more than 10 years’ experience in both plant biotechnology and cannabis. Mr. Pandolfino rang the Closing Bell at the New York Stock Exchange on October 16, 2014. He holds a Bachelor of Science in Business from Medaille College and an MBA in Business with a concentration in Corporate Finance from the University at Buffalo.

John (Jack) Manley, Jr. – Chief Financial Officer

Mr. Manley has served as Chief Financial Officer of Cabbacis Inc since its incorporation and as Chief Financial Officer of Cabbacis LLC since November 1, 2022. He has been a Business Strategist, Consultant and Advisor at Blackrock Capital, LLC since 2005. During this period, he held various positions in the real estate, mortgage banking, retail, warehousing, logistics and health care industries as a CEO, COO and CFO and oftentimes played a shared role. He has also worked as an independent contractor as a “turnaround” specialist. Mr. Manley has over 30 years’ experience establishing, managing, restructuring, and selling privately held businesses. Having founded U.S. Appraisal and serving as CEO, he launched this regional real estate valuation services company into a national mortgage-industry leader. He is committed to operational fundamentals and controls, with Big Four auditing experience at Deloitte. Mr. Manley holds a BS in Accounting from Niagara University and is a Certified Public Accountant, licensed by the New York State Education Department.

Michael R. Moynihan, PhD – Vice President of Research & Development

Dr. Moynihan has served as Vice President of Research & Development of Cabbacis Inc since its incorporation and as Research & Development Director of Cabbacis LLC since August 16, 2021. He oversees all research and development activities. He has more than 30 years’ experience in all aspects of plant biotechnology, ranging from molecular genetics to development of novel consumer products. Dr. Moynihan led R&D efforts at 22nd Century Group for 11 years, during which he played a major role in the development and production of Nicotine Research Cigarettes with different nicotine contents for the National Institute on Drug Abuse (NIDA). The Nicotine Research Cigarette series included cigarettes with nicotine concentrations ranging from higher than average to less than 5 percent of typical commercial cigarettes. Data from studies using these cigarettes, much of it funded by the National Institutes of Health and the Center for Tobacco Products of the Food and Drug Administration, provided the foundation for the authorization and sale of a reduced-nicotine brand as a Modified Risk Tobacco Product (MRTP) in the United States. Dr. Moynihan’s other professional experience includes serving as Director of Biotechnology Development at Fundación Chile, Senior Project Director at InterLink Biotechnologies LLC, Principal Scientist, Cell Biology at EniChem Americas Inc., Visiting Research Fellow at the Institute for Molecular and Cellular Biology, Osaka University, Postdoctoral Associate in the Section of Plant Biology, Cornell University, and Postdoctoral Associate at the Center for Agricultural Molecular Biology, Rutgers University. Dr. Moynihan holds an ScB in Biology from Brown University and an MA and PhD in Biology from Harvard University.

Family Relationships

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past five years:

(1)	Had a petition under the Federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he or she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing; or

(2)	been convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

EXECUTIVE COMPENSATION

Executive Officer and Director Compensation

The Company has not compensated its officers or directors for their services in cash; however, Cabbacis LLC and the Company have provided and issued certain officers equity-based compensation or health insurance related compensation as shown in the table below. We do not have any formal compensation agreements or arrangements in place other than to reimburse reasonable expenses incurred by the Company’s officers and directors when those expenses are directly related to the Company.

Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officer during the year ended December 31, 2023 and 2022, respectively, in all capacities of Cabbacis LLC and Cabbacis Inc for the accounts of our executives.

Name & Position in Cabbacis Inc	Year	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Joseph Pandolfino	2023	-	-	-	-	-	-		-
CEO & Chairman (1)	2022	-	-	-	-	-	8,941	(4)	8,941

John Manley, Jr.	2023	-	76,045	-	-	-	-		76,045
CFO & Director (2)	2022	-	61,526	-	-	-	-		61,526

Michael Moynihan, PhD	2023	-	25,935	-	-	-	-		25,935
VP of R&D & Director (3)	2022	-	6,151	-	-	-	-		6,151

(1)	Mr. Pandolfino has served as (i) President and CEO of Cabbacis LLC since company inception in January 2021 and (ii) CEO of Cabbacis Inc since Company inception in July 2023. In these positions since January 2021, he has cumulatively received $8,941 in total compensation.

(2)	Mr. Manley has served as (i) CFO of Cabbacis LLC since November 2022 and (ii) CFO of Cabbacis Inc since Company inception in July 2023. In these positions since November 2022, he has cumulatively received $137,571 in total compensation.

(3)	Dr. Moynihan has served as (i) Director of R&D of Cabbacis LLC since June 25, 2021 and (ii) VP of R&D of Cabbacis Inc since Company inception in July 2023. In these positions since June 25, 2021, he has cumulatively received $32,086 in total compensation.

(4)	Represents payments made for Mr. Pandolfino’s health insurance premiums.

Narrative Disclosure to Summary Compensation Table

Other than set out in the above compensation table, there are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive Company stock or options at the discretion of our Board of Directors in the future. We do not have any material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that share options may be granted at the discretion of our Board of Directors.

Outstanding Equity Awards

As of the date hereof, there are no outstanding options of the Company.

IRS Code Section 162(m)

As a private company incorporated in 2023, in fiscal 2017 we were not subject to Section 162(m) of the Internal Revenue Code of 1986, as amended (“Section 162(m)”). In making future compensation decisions, the Board of Directors will consider the potential impact of Section 162(m), as recently amended by the Tax Cuts and Jobs Act of 2017. Section 162(m) applies to certain corporations, including corporations with publicly traded securities, and, generally, disallows the corporation from taking a tax deduction for individual compensation exceeding $1 million in any taxable year paid to the Chief Executive Officer, Chief Financial Officer and the next three mostly highly compensated officers (and those who have previously been covered by the Section 162(m) rules). As amended, Section 162(m) no longer provides an exception to the deductibility limitations for “performance-based” compensation, except for certain grandfathered arrangements under the transition rules. The Board of Directors, after considering the potential impact of the application of Section 162(m) and future guidance of the new rules, reserves the right to provide compensation to executive officers that may not be tax deductible if it believes providing that compensation is in the best interests of the Company and its stockholders. In addition, transition provisions under Section 162(m) for companies that become publicly-held through an initial public offering process may apply for a period of approximately three years following the consummation of our initial public offering (which is not guaranteed to occur) with respect to certain compensation arrangements that were entered into before such initial public offering.

Item 4. Security Ownership of Management and Certain Security Holders

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of the date hereof for: (1) each holder of more than 10% of our Common Stock; (2) each of our directors and director nominees; (3) each Named Executive Officer; and (4) all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of Common Stock that such person or any member of such group has the right to acquire within 60 days of the date hereof. For purposes of computing the percentage of outstanding shares our Common Stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of the date hereof are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by such stockholder unless noted otherwise, subject to community property laws where applicable. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the business address of each person listed is in care of the Company at its corporate address in Niagara Falls, New York.

	Shares of Series A Preferred Stock Beneficially Owned		Shares of Common Stock Beneficially Owned		Total Voting Power (1)
Name of Beneficial Owner	Number	(%)	Number	(%)	(%)
Joseph Pandolfino	462,536	77.1%	4,562,829	76.0%	76.7%
John Manley, Jr.	23,092	3.8%	207,831	3.5%	3.7%
Michael Moynihan, PhD	53,311	8.9%	504,796	8.4%	8.7%
Named Executive Officers Directors and Director Nominees as a group (3 persons)	538,939	89.8%	5,275,456	87.9%	89.1%
Joseph Anderson	51,343	8.6%	587,084	9.8%	9.0%

1.	Based on 6,005,500 shares of Common Stock and 600,000 shares of Series A Preferred Stock outstanding. Since our Series A Preferred Stock votes on a 20 for 1 basis, this is based on a total of 18,005,500 votes outstanding.

Item 5. Interest of Management and Others in Certain Transactions

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2022 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Item 3. Directors and Officers-Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the agreements (or forms of the agreements) have been filed as exhibits to the Offering Statement filed with the SEC on October 20, 2023, and are available electronically on the website of the SEC at www.sec.gov.

Prior to the August 30th Share Exchange during the year ending 2023, the Company issued 1.8503 Founder Units and 3.4440 Class A Units to its officers in exchange for services valued at $104,507. After the Share Exchange, Company officers contributed $850,000 for stock subscriptions in the Company’s Offering. During the year ending 2022, the Company issued its Chief Financial Officer 4 Class A Units valued at $61,526 for services rendered and its R&D Director 0.3999 Founder Units valued at $6,151 for services rendered. The Company paid $3,600 to the daughter of the R&D Director, who was a greenhouse services provider.

Item 6. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the last six months of the fiscal year ended December 31, 2023, but was not reported.

Item 7. Financial Statements

Cabbacis Inc

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Cabbacis, Inc. and Subsidiary

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cabbacis, Inc. and Subsidiary (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2022

Hackensack, New Jersey

April 16, 2024

CABBACIS INC

CONSOLIDATED BALANCE SHEETS

AUDITED

	December 31, 2023	December 31, 2022
ASSETS
Current Assets:
Cash	$701,973	$200,647
Offering receivable	2,500	-
Inventory	140,881	84,798
Current portion of tax credit receivable	551	-
Total Current Assets	845,905	285,445

Property and equipment	253,990	-
Operating lease right-of-use assets	5,179	5,276
Patent costs	432,856	391,453
Other intangible assets	91,094	32,729
Long term portion of tax credit receivable	1,927	-
Total Assets	$1,630,951	$714,903

LIABILITIES AND EQUITY
Current Liabilities:
Operating lease obligation	$5,179	$5,276
Accrued expenses	49,737	22,505
Total Current Liabilities	54,916	27,781
Total Liabilities	$54,916	$27,781

Equity:
Common stock par value $0.00001 (50 million and 0 shares authorized; 5.4 million and 0 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively)	54	-
Series A Preferred stock par value $0.00001 (600 thousand and 0 shares authorized; 600 thousand and 0 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively)	6	-
Stock payable, net (inclusive of related party amount of $500,000 (gross))	678,866
Additional paid-in capital	1,552,725	963,670
Accumulated deficit	(655,616)	(276,548)
Equity:	1,576,035	687,122
Total Liabilities and Equity	$1,630,951	$714,903

CABBACIS INC

CONSOLIDATED STATEMENTS OF OPERATIONS

AUDITED

	For the Year Ending December 31, 2023	For the Year Ending December 31, 2022
Revenue	$-	$-

Operating Expenses:
General and administrative	240,115	125,246
General and administrative - related party	78,572	70,467
Research and development	35,552	13,909
Research and development - related party	25,935	9,751
Total Operating Expenses	380,174	219,373

Loss from Operations	(380,174)	(219,373)

Other Income
Interest income	1,106	-
Total Other Income	1,106	-

Loss Before Income Taxes	(379,068)	(219,373)
Income tax expense	-	-
Net Loss	$(379,068)	$(219,373)

CABBACIS INC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

AUDITED

	Common Stock		Series A Preferred Stock			Additional	Accumulated	Total
	Number of		Number of		Stock	Paid-In	Equity	Equity
	Shares	Amount	Shares	Amount	Payable	Capital	(Deficit)	(Deficit)
Balance at December 31, 2021						393,036	(57,175)	335,861
Contributed Capital						570,634		570,634
Net Loss							(219,373)	(219,373)
Balance at December 31, 2022	-	$-	-	$-	$-	$963,670	$(276,548)	$687,122
Contributed Capital						589,115		589,115

Share Exchange Transaction	5,400,000	54	600,000	6		(60)		-
Stock payable, net (inclusive of related party amount of $500,000 (gross))					678,866			678,866
Net Loss							(379,068)	(379,068)
Balance at December 31, 2023	5,400,000	$54	600,000	$6	$678,866	$1,552,725	$(655,616)	$1,576,035

CABBACIS INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

AUDITED

	For the Year Ending December 31, 2023	For the Year Ending December 31, 2022
Cash flows from operating activities
Net loss	$(379,068)	$(219,373)

Adjustments to Reconcile Net Loss to Net Cash used in operating activities:
Issuance of units for services	139,115	67,677
Changes in operating assets and liabilities:
Inventory	(56,083)	(84,798)
Prepaid expenses	-	535
Tax credit receivable	(2,478)	-
Accrued expenses	27,232	9,218
Net cash used in operating activities	(271,282)	(226,741)

Cash flows from investing activities:
Acquisition of property and equipment	(3,990)	-
Acquisition of patents	(41,403)	(114,520)
Acquisition of other intangible assets	(58,365)	(17,591)
Net cash used in investing activities	(103,758)	(132,111)

Cash flows from financing activities:
Deferred offering costs	(76,634)	-
Stock payable, net (inclusive of related party amount of $500,000 (gross))	753,000	-
Issuance of units for cash proceeds	200,000	501,006
Net cash provided by financing activities	876,366	501,006

Net increase in cash	501,326	142,154
Cash, beginning of period	200,647	58,493
Cash, end of period	$701,973	$200,647

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-
Non-Cash Investing and Financing Activities:
Equipment contributed for Class A Units	$250,000	$-
Patents contributed for Founder Units	$-	$1,951

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Cabbacis Inc (the “Company”) was incorporated in the State of Nevada on July 7, 2023 to facilitate a series of transactions to result in the Company raising up to $5 million of equity capital, Cabbacis Inc becoming a publicly-traded company, and Cabbacis LLC, the operating company, becoming a wholly-owned subsidiary of Cabbacis Inc.

Cabbacis LLC is a development stage, federally-licensed tobacco product manufacturer and plant biotechnology company. Cabbacis has not commercialized its products which it is developing under the iBlend™ brand name, and its primary focus is the development of cigarettes with blends of (i) tobacco that contain about 95 percent less nicotine than that of leading U.S. brands, and (ii) very-low THC cannabis, which is commonly known as ‘hemp’ and is not intoxicating since it contains less than 0.3 percent THC. Cabbacis LLC owns a wide range of issued patents and pending patent applications across the United States, Europe, China and multiple other countries pertaining to these novel blended cigarettes and pods for oral electronic vaporizers.

On August 30, 2023, Cabbacis LLC became a wholly-owned subsidiary of Cabbacis Inc through an agreement in which Cabbacis Inc issued an aggregate of 5,400,000 shares of Common Stock and 600,000 shares of Series A Preferred Stock to the members of Cabbacis LLC in exchange for 100 percent (100%) membership interest in Cabbacis LLC (the “Share Exchange”). Before the Share Exchange, Cabbacis LLC wholly-owned Cabbacis Inc, and following the Share Exchange, Cabbacis LLC became a wholly-owned subsidiary of Cabbacis Inc. Holders of Common Stock in Cabbacis Inc are entitled to one vote per share, and holders of Series A Preferred Stock in Cabbacis Inc are entitled to 20 votes per share.

The U.S. Securities and Exchange Commission (the “SEC”) qualified the Company’s stock offering pursuant to Regulation A (Tier 2) on November 13, 2023 in which the sale of up to 2.5 million shares of Common Stock of Cabbacis Inc could be sold to investors at $2.00 per share (the “Offering”) over the following year from the date of SEC qualification. The Company closed the first tranche of the Offering on April 2, 2024 in which 605,500 shares of the Company’s common stock were subscribed to by investors for gross proceeds to the Company of $1,211,000.

Liquidity

The Company does not anticipate product revenue within the one-year period after the financial statements were available to be issued and therefore has planned for operating losses as it works toward commercialization. To maintain liquidity and financial flexibility, the Company has adopted a target of maintaining one year of operating cash as of the date financial statements are available to be issued. The following items are considered when the Company determines the amount needed for one-year’s operating cash: the current financial condition as of the date its financial statements are available to be issued, conditional and unconditional obligations due or anticipated within one year after the date the financial statements are available to be issued, including operating costs, funds necessary to maintain patents and to prosecute patent applications of Cabbacis LLC, research and development costs, and a reserve for unforeseen events. The Company has concluded there is enough cash on hand for the next twelve months from the date of issuance of the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cabbacis LLC. All intercompany transactions and balances have been eliminated in the consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimates.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and have not experienced any losses in our accounts. We believe the Company is not exposed to any significant credit risk on cash.

Research and Development

Research and development costs are expensed when incurred. Research and development costs include costs related to clinical studies, growing plants, testing tobacco and hemp plant materials and tobacco products in development, filings with the U.S. Food and Drug Administration (FDA), and other technical activities to develop new products or make improvements to existing products.

Inventory

Inventory as of December 31, 2023 consisted of primarily cured tobacco leaf and some tobacco stem from the 2023 crop. Inventory is valued at the lower of historical cost or net realizable value. Write-offs were not required as of December 31, 2023, and it has been determined that no impairment exists as of December 31, 2023.

Patent Costs

The Company capitalizes the legal fees associated with the filing and prosecution of patent applications. Abandoned patents without issued or pending descendants are written off. The Company will begin amortization of its patents when the Company commercializes the patents. Commercialization will be achieved either when the Company has systems, inventory and means of supply in place to accept customers or upon the Company out-licensing rights to its patent portfolio pursuant to a licensing agreement.

Other Intangible Assets

Intangible assets subject to amortization are reviewed for strategic importance and commercialization opportunity prior to expiration. If it is determined that the asset no longer supports the Company’s strategic objectives and/or will not be commercially viable prior to expiration, the asset is impaired. In addition, the Company will assess the expected future undiscounted cash flows for its intellectual property based on consideration of future market and economic conditions, competition, federal and state regulations, and licensing opportunities. If the carrying value of such assets are not recoverable, the carrying value will be reduced to fair value and record the difference as an impairment. The Company will begin amortization of other intangible assets upon commercialization.

Property and equipment

Property and equipment are recorded at their acquisition cost. The Company will begin depreciation of its property and equipment when commercial production of cigarettes for sale to customers commences.

Leases

The Company adopted ASC 842 Leases during the year ending December 31, 2022. Adoption did not impact retained earnings or cause restatement of prior financials. The Company determines if an arrangement is a lease at inception. The Company’s operating lease is included in operating lease right of use assets and current liabilities in the balance sheet ending December 31, 2023. Operating lease right of use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As our lease does not provide an implicit rate, we use the prime rate as of the lease commencement date.

Equity

For comparison purposes, member contributions and accumulated deficit that occurred prior to the Share Exchange are reported as additional paid-in capital.

Fair Value of Financial Instruments

The Company adopted the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures,” which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

Financial assets and liabilities of the Company consist of cash, accrued expenses, and stock subscriptions paid in advance. As of December 31, 2023, the carrying values of these financial instruments approximated their fair values due to the nature of these instruments.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

At December 31, 2023, the Company did not identify any assets or liabilities that are required to be measured at fair value in accordance with ASC 825-10.

Income Taxes

Prior to the Share Exchange, Cabbacis LLC was treated as a partnership for federal and state income tax purposes. Consequently, federal income taxes were not payable by, or provided for, the Company. Members were taxed individually on their respective shares of the Company’s earnings. The Bipartisan Budget Act of 2015 allows the Internal Revenue Service to collect member taxes directly from the Company if an audit adjustment is found.

Final partnership tax returns will be filed for Cabbacis LLC, reporting activity January 1, 2023 thru August 30, 2023, the date of the Share Exchange. Post Share Exchange, Cabbacis LLC is wholly owned by Cabbacis Inc and all activity will be consolidated and reported on the Company’s accrual basis, corporation tax return. As a corporation, all income taxes are payable by the Company. Management has determined that the Company does not have any uncertain tax positions as of December 31, 2023 or December 31, 2022. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by taxing authorities or that the Company or its members will not be subject to additional tax, penalties, and interest because of such challenge.

Recently Adopted Accounting Standards

The Company has reviewed all recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a material impact on its consolidated financial statements.

NOTE 3 – INVENTORY

Inventory at December 31, 2023 and 2022 consisted of the following:

Description	December 31, 2023	December 31, 2022
Cured Tobacco	$138,881	$84,798
Seed	2,000	-
Total	$140,881	$84,798

NOTE 4 – OFFERING RECEIVABLE

The Company utilizes a SaaS-based capital-raising platform, “Issuance” that allows investors to purchase stock online. Issuance.com, owned by Issuance Inc., is a SaaS-based capital-raising platform utilized by issuers for regulation financings that allows investors to purchase securities with Apple Pay, Google Pay, credit cards, ACH and wire transfer. After stock is purchased, upon the Company’s request, the service provider transfers the funds, net of certain fees, to the Company. The Issuance fees paid include monthly fixed costs and fees associated with incoming subscriptions of the Company’s Offering. The Company recorded a receivable for funds received by the service provider, not yet transferred to the Company as of December 31, 2023.

NOTE 5 – TAX CREDIT RECEIVABLE

The Company qualified for a payroll tax credit relating to its research and development expenditures. The Company will receive a reduction in federal payroll tax withholdings each pay period until the credit is fully realized.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2023 and December 31, 2022 consisted of the following:

Description	December 31, 2023	December 31, 2022
Manufacturing Equipment	$250,000	$-
Fixtures	3,990	-
Total	$253,990	$-

The manufacturing equipment and fixtures were not in service as of December 31, 2023. Once placed in service, they will be depreciated on a straight-line basis over a 10-year estimated useful life.

NOTE 7 – PATENT COSTS

The Company’s worldwide patents and patent applications for cigarettes and pods (for oral electronic vaporizers), both comprising blends of reduced-nicotine tobacco and hemp, are issued or filed in the United States, China, Europe and eleven other countries. The Company’s patented products in development are primarily to facilitate smokers to smoke less or switch to less harmful smoke-free products such as tobacco heating products or e-cigarettes. Prior to formation of the Company, the CEO held these patents and patent applications personally. On January 14, 2021, the CEO assigned all patents and patent applications to the Company, and from this date forward all patent applications were filed in the Company’s name. This worldwide assignment, totaling $105,794, was recorded at the U.S. Patent and Trademark Office, and was accounted for as contributed capital at the cost of the legal fees incurred by the CEO to file and prosecute the patent applications. The Company did not allocate any proceeds during the year ending December 31, 2023 and allocated $1,343 during the year ending December 31, 2022 to research and development expenses related to patent applications that were abandoned by the Company. Patents were not amortized during the year ending December 31, 2023. Commercialization of the Company’s patents is anticipated in 2025.

NOTE 8 – OTHER INTANGIBLE ASSETS

Other intangible assets at December 31, 2023 and December 31, 2022 consisted of the following:

Description	December 31, 2023	December 31, 2022
Trademarks	$59,797	$23,729
Domain Name	18,000	-
Website Development	9,297	5,000
Logo Design	4,000	4,000
Total	$91,094	$32,729

NOTE 9 – COMMITMENTS

Manufacturing Space Lease

The Company leases manufacturing space in Niagara Falls, New York. The leased space is an enclosed portion of a larger building. The initial lease term was October 7, 2021 thru October 31, 2023 with three separate one-year options to renew under the same terms. On July 12, 2023, the Company exercised the option to renew the lease for the period November 1, 2023 thru October 31, 2024. As per recently adopted ASC 842, the balance sheet for the year ending December 31, 2023 contains a right of use asset and lease liability pertaining to the lease term. Lease expense for the years ending December 31, 2023 and 2022 totaled $6,408 and $6,408, respectively. Future minimum lease payments as of December 31, 2023, pertaining to the lease renewal period, total $5,340.

Tobacco Production Agreements

Effective March 6, 2023, the Company engaged in a one-year agreement where a tobacco farmer produced and planted tobacco transplants from seed provided by the Company and then harvested reduced-nicotine, flue-cured, tobacco leaf. The total cost to the Company was $48,947 ($4.30 per pound) on tobacco accepted by the Company and delivered to the Company. The agreement included all activities from seed to cured leaf. The flue-cured tobacco was delivered in the fourth quarter of 2023.

Effective May 17, 2023, an agreement was entered into with another tobacco farmer for bulking up the seed of the Company’s reduced-nicotine tobacco plant line for future plantings. The agreement was fulfilled when the Company paid $2,000 for seed delivered to the Company in the fourth of quarter 2023.

Stock Subscription Agreements

The Subscription Agreement utilized in the Company’s stock Offering describes that up to 2.5 million shares (par value $0.00001 per share) of Common Stock of Cabbacis Inc (the “Common Stock”) is being offered and sold to investors at a purchase price of $2.00 per share. The shares of Common Stock are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier II offerings, and are pursuant to an offering circular filed with the SEC on October 20, 2023 and qualified by the SEC on November 13, 2023. The shares of Common Stock will only be issued to purchasers who satisfy the requirements as set forth in Regulation A. The minimum subscription is $25,000; however, the Company may waive the minimum purchase requirement on a case-by-case basis at its sole discretion. The Company started accepting subscriptions in December 2023 and may accept subscriptions until the earliest of: (1) the date on which the Maximum Offering amount has been sold, (2) November 13, 2024 or (3) the date on which this Offering is earlier terminated by the Company in its sole discretion (the “Termination Date”). The Company may elect at any time to close all or any portion of this Offering, on various dates at or prior to the Termination Date each a “Closing Date.” The Subscriber’s subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date, by the Company at its sole discretion.

Option and Material Transfer Agreement

The Company entered into an Option and Material Transfer Agreement (“Agreement”) with a major university on March 7, 2023 for a novel reduced-nicotine plant line. The Company paid the university a nonrefundable option fee of $15,000 within thirty days of the effective date. The Agreement allows the Company to exercise an option to enter into a royalty-bearing license agreement at any time over the 2-year term, which the Company exercised in January 2024. During the term of the Agreement, the Company is responsible for the payment of all fees and costs of any patent applications that may be filed by the university. The Company incurred patent expenditures of $5,101 during the year ending December 31, 2023 related to such costs. The university has transferred seed of the reduced-nicotine plant line to the Company and the Company provided this seed to a tobacco farmer for the Company’s 2023 tobacco crop. The parties are currently negotiating the terms of the license agreement.

NOTE 10 – EQUITY

Contribution of Patent Expenses

During the year ending December 31, 2022, the President of Cabbacis LLC, contributed capital, in the form of patent expenses costing $1,951.

Contributions of Cash

During the years ending December 31, 2023 and December 31, 2022, members contributed cash of $200,000 and $501,006, respectively.

Contributions of Services

During the years ending December 31, 2023 and December 31, 2022, members contributed services valued at $139,115 and $67,677, respectively.

Contribution of Machinery

On March 31, 2023, a member contributed $250,000 of tobacco-product production machinery that produces and packages reduced-nicotine cigarettes. The member arranged for the machinery to be delivered and set up at the Company’s manufacturing space in Niagara Falls, New York.

Share Exchange

Pursuant to the terms of the Share Exchange, as detailed in NOTE 1, Cabbacis Inc issued an aggregate of 5,400,000 shares of Common Stock and 600,000 shares of Series A Preferred Stock to the members of Cabbacis LLC in exchange for 100% membership interest in Cabbacis LLC which consisted of 172.6433 Founder Units and 26.1636 Class A Units. Common and Preferred Stock were issued at $0.00001 par value. Holders of Common Stock in Cabbacis Inc are entitled to one vote per share, and holders of Series A Preferred Stock in Cabbacis Inc are entitled to 20 votes per share.

Stock Payable

During the year ending December 31, 2023 the Company received $755,500 from investors as consideration for common shares issued in the first quarter of 2024. Shares were issued at $2 per share. Stock payable is net of $76,634 offering costs.

NOTE 11 – RELATED PARTIES

Prior to the Share Exchange during the year ending 2023, Company officers contributed cash of $182,489 and services valued at $104,507. After the Share Exchange during the year ending 2023, Company officers contributed $500,000 for stock subscriptions in the Company’s Offering.

During the year ending 2022, Company officers contributed services valued at $67,677. The Company paid $3,600 to the daughter of the R&D Director, who was a greenhouse services provider.

NOTE 12 – DEFERRED TAXES

Management calculated a deferred tax asset of $53,917 resulting from book to tax differences primarily relating to the net value of capitalized assets. As the Company has generated no taxable income to date, Management determined a valuation allowance of $53,917.

NOTE 13 – SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were available to be issued.

Closing of First Tranche of the Offering

The Company closed the first tranche of its Tier 2, Regulation A Offering on April 2, 2024 in which 605,500 shares of the Company’s common stock were subscribed to by investors for gross proceeds to the Company of $1,211,000. In 2024, the Company received $455,500 of capital contributions from investors pertaining to stock subscription agreements, and from the inception of the Offering in November 2023 through year ending 2023, the Company received $755,500 of capital contributions from investors pertaining to stock subscription agreements. The agreed upon price of the Company’s common stock for all 605,500 shares was $2.00 per share. The SEC’s qualification date of the November 13, 2023 Offering allows the Company to raise $3,789,000 of additional equity capital up to November 13, 2024.

Rose Research Center Engagement

Cabbacis has contracted the Rose Research Center, LLC to carry out a study of very-low nicotine tobacco cigarettes containing hemp. The Rose Research Center specializes in tobacco research including research on smokers, addiction, smoking cessation, tobacco harm reduction and the use of novel tobacco products. The Rose Research Center is led by Dr. Jed Rose, a co-inventor of the nicotine patch and a leading investigator of reduced nicotine cigarettes with more than thirty years of experience in the area. The study will compare the effects of inclusion of different proportions of hemp on smokers’ perceptions of the cigarettes and smoking behavior. Cabbacis plans to initiate the clinical portion of the study after consultation with the Center for Tobacco Products of the U.S. Food and Drug Administration (FDA) under an Investigative Tobacco Product submission.  The estimated cost of the study is $300,000.  The Company has made a $37,000 initial payment to the Rose Research Center in February 2024.

Index to Exhibits

Exhibit No.	Exhibit Description
2.1*	Certificate of Incorporation (as currently in effect)
2.2*	Bylaws (as currently in effect)
3.1*	Certificate of Designation of the Series A Preferred Stock
3.2*	Certificate of Amendment to Certificate of Designation of the Series A Preferred Stock
4.1*	Form of Subscription Agreement
6.1*	Worldwide Patent Assignment
6.2*	Share Exchange Agreement
6.3*	Greenhouse Service Agreement (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.4*	University Agreement (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.5*	Tobacco Production Agreement 2022 (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
6.6*	Tobacco Production Agreement 2023 (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)

*	Incorporated by reference to the Offering Circular (File No. 024-12343), filed with the SEC on October 20, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized on April 22, 2024.

Cabbacis Inc

By:	/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph Pandolfino	Chief Executive Officer and Charman of the Board	April 22, 2024
Joseph Pandolfino

/s/ John Manley, Jr.	Chief Financial Officer and Director	April 22, 2024
John Manley, Jr.